

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

James Bond
President and Chief Financial Officer
HCM Acquisition Corp
100 First Stamford Place, Suite 330
Stamford, CT 06902

   Re: HCM Acquisition Corp
     Preliminary Proxy Statement on Schedule 14A
     Filed November 9, 2022
     File No. 001-41241

Dear James Bond:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Kevin Manz, Esq.